UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Intelsat S.A.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

L5140P 101

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L5140P 101	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON David P. McGlade
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,537,793
	7	SOLE DISPOSITIVE POWER 4,537,793
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,537,793
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. L5140P 101	SCHEDULE 13G	Page 3 of 6

ITEM 1.	(a)	Name of Issuer: Intelsat S.A. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

4 rue Albert Borschette Luxembourg Grand-Duchy of Luxembourg L-1246

ITEM 2.	(a)

Name of Person Filing:

David P. McGlade, on behalf of himself and as beneficial owner of the Issuer’s common shares held of record by the Article 4 Family Trust U/T David McGlade 2009 GRAT, McGlade Investments II, LLC and the David P. McGlade Declaration of Trust.

	(b)	Address of Principal Business Office, or if None, Residence:

4 rue Albert Borschette Luxembourg Grand-Duchy of Luxembourg L-1246

	(c)	Citizenship: United States

	(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s common shares, nominal value $0.01 per share.

	(e)	CUSIP Number:

L5140P 101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

CUSIP No. L5140P 101	SCHEDULE 13G	Page 4 of 6

ITEM 4.	OWNERSHIP

All ownership percentages assume that there are 138,018,015 common shares outstanding, based on the Issuer’s Prospectus pursuant to Rule 424(b)(5) filed with the Securities and Exchange Commission on November 30, 2018, prior to giving effect to the conversion of equity awards held by Mr. McGlade.

The information set forth in Item 2 above is incorporated by reference.

As a result of the Shareholders Agreement described in Item 8 below, the other Shareholders (as defined below) may be deemed to share certain dispositive power over certain common shares of the Issuer owned by the Reporting Person.

(a) Amount beneficially owned:

See row 9 of the cover sheet of the Reporting Person.

(b) Percent of class:

See row 11 of the cover sheet of the Reporting Person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See row 5 of the cover sheet of the Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover sheet of the Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover sheet of the Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover sheet of the Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

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ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The information set forth in Items 2 and 4 above is incorporated by reference herein.

On April 23, 2013, in connection with the initial public offering of the Issuer, Serafina S.A. (the “BC Shareholder”), certain shareholders affiliated with Silver Lake Group, L.L.C. (the “Silver Lake Shareholder”), David McGlade and certain of his affiliated trusts and entities (the “McGlade Shareholder,” and, together with the Silver Lake Shareholder and the BC Shareholder, the “Shareholders”) and the Issuer entered into a governance agreement (as amended from time to time, the “Prior Governance Agreement”). In December 2018, this Prior Governance Agreement and other shareholders agreements were terminated, a new Governance Agreement was entered into between the Issuer and the BC Shareholder (as amended from time to time, the “Governance Agreement”) and a new shareholders agreement was entered into among the Issuer and the Shareholders (as amended from time to time, the “Shareholders Agreement”). Under the Governance Agreement, the BC Shareholder currently has the right to nominate two directors for election to the Issuer’s board of directors. Under the Shareholders Agreement, the BC Shareholder has drag-along rights with respect to the Silver Lake Shareholder and the McGlade Shareholder under certain circumstances and each of the Silver Lake Shareholder and the McGlade Shareholder has certain tag-along rights on transfers by the BC Shareholder.

Given the terms of the Shareholders Agreement, the Reporting Person, collectively with the Silver Lake Shareholder and certain related parties (collectively, the “SLP Parties”) and the BC Shareholder and certain related parties (collectively, the “Serafina Parties”), may be deemed to constitute a “group” that, as of the date hereof, collectively owns approximately 73,692,685 common shares, or approximately 52.6%, of the Issuer’s outstanding common shares for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), assuming the conversion of all outstanding equity awards held by Mr. McGlade that are vested or that will vest within the next 60 days. The Reporting Person disclaims beneficial ownership of the common shares of the Issuer other than the shares reported on the cover page included herein. Pursuant to Rule 13d-1(k)(2) under the Act, the SLP Parties and the Serafina Parties are each filing separate Schedule 13Gs with respect to the common shares of the Issuer.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

DAVID P. McGLADE

By:	/s/ David P. McGlade
Name: David P. McGlade
Title: On his own behalf and as Authorized Signatory on behalf of the Article 4 Family Trust U/T David McGlade 2009 GRAT, McGlade Investments II, LLC and the David P. McGlade Declaration of Trust